

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

- OR -

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________________ to ________________

Commission file number 1-6075

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

UNION PACIFIC CORPORATION
THRIFT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UNION PACIFIC CORPORATION
1400 DOUGLAS STREET
OMAHA, NEBRASKA 68179

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNION PACIFIC CORPORATION THRIFT PLAN

Date 6-24-2015
June 24, 2015

By [signature]
Edwin A. Willis, Assistant Vice President – Compensation and Benefits, Union Pacific Railroad

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-132324, Registration Statement No. 333-105714, Registration Statement No. 33-49849, Registration Statement No. 33-12513, and Registration Statement No. 333-170209 of Union Pacific Corporation on Form S-8 of our report dated June 24, 2015, relating to the financial statements and financial statement schedules of the Union Pacific Corporation Thrift Plan, appearing in this Annual Report on Form 11-K of Union Pacific Corporation Thrift Plan for the year ended December 31, 2014.

Deloitte & Touche LLP

Omaha, Nebraska
June 24, 2015

Union Pacific Corporation Thrift Plan

Employer ID No: 13-2626465
Plan Number: 004

Financial Statements as of and for the
Years Ended December 31, 2014 and 2013,
Supplemental Schedules as of and for the
Year Ended December 31, 2014, and Report of
Independent Registered Public Accounting Firm

UNION PACIFIC CORPORATION THRIFT PLAN

TABLE OF CONTENTS

NOTE: Additional supplemental schedules required by the Employee Retirement Income Security Act of 1974, as amended, are disclosed separately in Master Trust reports filed with the Department of Labor or are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Trustees and Participants of Union
Pacific Corporation Thrift Plan
Omaha, Nebraska

We have audited the accompanying statements of net assets available for benefits of the Union Pacific Corporation Thrift Plan (the "Plan") as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedules listed in the Table of Contents as of December 31, 2014, have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements.. The supplemental schedules are the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

Omaha, Nebraska
June 24, 2015

UNION PACIFIC CORPORATION THRIFT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2014 AND 2013

	2014	2013
ASSETS:		
Investments at fair value (Note 3):		
Plan interest in Master Trust (Notes 2 and 4)	$1,806,669,379	$1,620,437,525
Receivables:		
Notes receivable from participants	16,582,668	16,002,059
Contributions receivable from participants	2,615	8,126
Contributions receivable from employer	690	3,419
Total receivables	16,585,973	16,013,604
NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	1,823,255,352	1,636,451,129
ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS (Notes 2 and 4)	(6,411,018)	(5,936,737)
NET ASSETS AVAILABLE FOR BENEFITS	$1,816,844,334	$1,630,514,392

See notes to the financial statements.

UNION PACIFIC CORPORATION THRIFT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
ADDITIONS TO NET ASSETS ATTRIBUTED TO:		
Investment income:		
Plan interest in Master Trust investment income (Note 4):		
Net appreciation in fair value of investments	$ 202,940,790	$ 251,487,646
Interest and dividends	40,239,417	37,021,635
Net investment income	243,180,207	288,509,281
Interest income on notes receivable from participants	533,865	523,682
Contributions:		
Participant contributions	55,696,796	50,279,750
Employer contributions	16,093,218	15,176,795
Total contributions	71,790,014	65,456,545
Asset transfers in	1,127,387	-
Other	7,037	32,726
Total additions	316,638,510	354,522,234
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:		
Distributions to participants	129,875,904	107,987,341
Other	432,664	394,732
Total deductions	130,308,568	108,382,073
NET INCREASE IN NET ASSETS	186,329,942	246,140,161
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	1,630,514,392	1,384,374,231
End of year	$ 1,816,844,334	$ 1,630,514,392

See notes to the financial statements.

1. DESCRIPTION OF PLAN

The following description of the Union Pacific Corporation Thrift Plan (the "Plan") is provided for general information only. Participants should refer to the Plan document for more complete information.

General — The Plan is a defined contribution plan sponsored by Union Pacific Corporation (the "Corporation") covering nonagreement employees of the Corporation and its subsidiaries. Vanguard Fiduciary Trust Company ("VFTC") serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions — Each year, participants may contribute 2% to 75% of their eligible compensation on a salary deferral basis subject to limitations specified in the Internal Revenue Code (the "Code"). Effective January 1, 2012, a participant may designate all or a portion of his/her pre-tax contribution as a Roth contribution. Participants may also contribute 2% to 75%, of their eligible compensation on an after-tax basis. Combined after-tax and pre-tax contributions may not exceed 75% of eligible compensation. Employees who are hired or rehired on or after October 1, 2008, and who are eligible to participate in the Plan will automatically become Participants. These employees are treated as having elected to contribute 6% of their eligible compensation on a salary deferral basis subject to limitations specified in the Code, unless they affirmatively elect otherwise. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Prior to 1987, the Plan provided for payroll-based and tax reduction act employee stock ownership plan contributions (PAYSOP/TRASOP). The Corporation contributes to the Plan on behalf of each participant contributing to the Plan an amount equal to 50% of the participant's pre-tax, Roth, and after-tax contributions for the payroll period that are not in excess of 6% of the participant's eligible compensation for the payroll period. Participants may direct the investment of all contributions into various investment options offered by the Plan, or may elect to participate in the Vanguard Advisors Managed Account Program ("Managed Account Program"). The Managed Account Program is a program in which certain participants may delegate on-going, discretionary investment management decisions with respect to their account to Vanguard Advisors, Inc. If a participant does not provide investment direction with respect to contributions made to their account, such contributions are invested in a default investment option designated under the Plan.

Notes Receivable from Participants — Participants are eligible to take a loan from their fund accounts, subject to the following limits. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of (a) one-half of their account balance (excluding PAYSOP/TRASOP balances) or (b) $50,000, taking into consideration additional loan balances under the Plan and any other qualified plan maintained by the Corporation or its subsidiaries. As the loan is repaid, all principal and interest payments will be credited to the participant's fund accounts, excluding PAYSOP/TRASOP balances, in the same proportions as the contributions then being made on behalf of the participant. If no contributions are then being made, the loan repayments will be invested in accordance with the participant's applicable investment election. Participant loans, which are secured by the participant's individual account balance, bear a fixed rate of interest set by the Plan Administrator based on interest rates then being charged on similar loans, and are repayable over periods not exceeding five years, except loans relating to a principal residence, in which case the term of the loan shall not exceed 15 years. As of December 31, 2014, participant loans have maturities through 2029 at interest rates ranging from 3.25% to 9.5%.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contributions, employer-matching contributions, and an allocation of the Plan's earnings (or losses) based upon the type of investments selected and their performance. Allocations are based on each participant's account balance by investment type. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting — Participants at all times have a 100% vested interest in their accounts.

Distributions to Participants — Following a participant's termination of employment, a distribution of benefits will be made upon request in a single sum payment. Distributions from the PAYSOP/TRASOP account and the portion of their account invested in the Union Pacific Common Stock Fund are distributed in cash unless shares of stock are elected at the time of distribution. In-kind distributions are lump sum and any fractional shares are distributed in cash. A terminated participant may defer distribution until the earlier of the participant's required beginning date, as defined in the Plan, or the participant's death. Effective July 1, 2013, if distribution is deferred until the participant's required beginning date, the participant may elect distribution either in a single sum or in the form of monthly, quarterly, semi-annual or annual installments. Such single sum distribution must be made (or installments begin) no later than the participant's required beginning date. If the participant remains employed with the Corporation after attaining age 70 1/2, the participant must either take a single sum distribution or begin installment payments no later than the April 1st of the year following the year in which the participant terminates employment.

In-service withdrawals, including withdrawals of rollover contributions, hardship withdrawals, and withdrawals on and after age 59 1/2 may be made by a participant from their account in accordance with the Plan's provisions.

Plan Administration — Prior to November 1, 2014, the Plan was administered by the Vice President, Human Resources of Union Pacific Railroad Company. Effective November 1, 2014, the Plan is administered by the Assistant Vice President-Compensation & Benefits, Union Pacific Railroad Company. Investment management fees for the Plan's investment options are netted against investment earnings. Expenses incurred administering the Plan, including participant recordkeeping expenses, are payable from Plan assets, but effective July 1, 2014, participant recordkeeping expenses are no longer netted against investment earnings. The corporation has the option, but not the obligation, to pay Plan administrative expenses.

Plan Merger – Effective October 15, 2014, the Alton & Southern Railway Thrift Savings Plan (the "A&S Plan") was merged with and into the Plan and the A&S Plan's assets were transferred into the Plan.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the value of the participants' account balances and amounts reported in the financial statements.

Investment Valuation and Income Recognition — Investments are reported at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Dividend income is recorded as of the ex-dividend date. Dividends are reinvested in a related participant fund. Interest income is recorded on the accrual basis. Purchases and sales of securities are recorded as of the trade date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

In accordance with GAAP, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Administrative Expenses — Administrative expenses of the Plan are paid as described in the section "Plan Administration." All investment management and transaction fees directly related to the Plan investments are paid by the Plan. Management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments. Plan administrative expenses of $424,930 were paid in 2014.

Distributions to Participants — Distributions are recorded when paid. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid at December 31, 2014 and 2013.

3. FAIR VALUE MEASUREMENTS

Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures,* established a single authoritative definition of fair value, set a framework for measuring fair value, and requires additional disclosures about fair value measurements. In accordance with ASC 820, the Plan classifies its investments into a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include:

Level 1 — Quoted market prices in active markets for identical assets or liabilities.

Level 2 — Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3 — Unobservable inputs that are not corroborated by market data.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Asset Valuation Methodologies — Valuation methodologies maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used to determine the fair value for each investment category and the fair value hierarchy tier to which each investment category has been assigned. One of the categories below, Target Retirement Trusts, is a new category in 2014. The Plan did not utilize Target Retirement Trusts as of December 31, 2013.

Mutual Funds (Including the Domestic Stock Funds, International Stock Fund, Balanced Funds, Money Market Fund, and Bond Fund) — The shares of mutual funds are actively traded in a public exchange and the quoted prices at which these securities trade in the exchange are readily available. These quoted prices are used to determine the net asset values of mutual fund shares held by the Master Trust at year-end, and these shares are classified as Level 1 investments.

Target Retirement Trusts — The Target Retirement Trusts invest in Vanguard mutual funds. While the trust units are not actively traded in a public exchange, the underlying mutual fund investments held by the trusts are actively traded in a public exchange. The readily observable quoted share prices for the underlying mutual fund investments are used to determine the net asset value of the trusts at year-end and the trusts are classified as Level 2 investments.

Guaranteed Investment Contracts (GICs) (Including the Union Pacific Fixed Income Fund) — These contracts are valued at fair value and adjusted to contract value in accordance with GAAP. Fair value of traditional GICs is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Fair value of synthetic GICs is determined by the issuer of the contract based on quoted market prices of the underlying investments and a fair value estimate of the wrapper contract. Fair market value of the wrapper is estimated by converting the basis points assigned to the wrap fees into dollars. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The contracts have certain restrictions that affect the ability to collect the full contract value. Plan management believes that the occurrence of events that would cause the Plan to transact at less than contract value is not probable. GICs are classified as Level 2 investments.

Employer Stock Funds — These funds are invested exclusively in common stock issued by Union Pacific Corporation along with a small amount of cash held for liquidity purposes. The unit price (value) for shares of these funds is computed daily based on the closing price of Union Pacific common stock on the New York Stock Exchange, the number of shares of stock held by the funds, and the amount of cash held in the funds. Employer stock funds are classified as Level 2 investments.

A summary of the Master Trust assets measured at fair value on a recurring basis set forth by level within the fair value hierarchy as of December 31, 2014 and 2013, is presented in the following tables:

	December 31, 2014			
	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Common stock — employer stock funds	$ -	$ 879,381,478	$ -	$ 879,381,478
Domestic stock funds:				
500 Index Fund	4	-	-	4
U.S. Growth Index Fund	137,545,262	-	-	137,545,262
Morgan Growth Fund	30,713,164	-	-	30,713,164
Windsor Fund	17,109,165	-	-	17,109,165
Windsor II Fund	108,243,177	-	-	108,243,177
Small-Cap Index Fund	115,067,281	-	-	115,067,281
Mid-Cap Index Fund	139,433,610	-	-	139,433,610
Insitutional Index Fund	427,451,001			427,451,001
Total Stock Market Index Fund	86,805,453	-	-	86,805,453
Total domestic stock funds	1,062,368,117	-	-	1,062,368,117
International stock fund — International Growth Fund	207,560,793	-	-	207,560,793
Balanced funds:				
Wellington Fund	349,518,635	-	-	349,518,635
Total balanced funds	349,518,635	-	-	349,518,635
Target Retirement Trusts:				
Target Retirement Income Trust	-	17,125,942	-	17,125,942
Target Retirement 2010 Trust	-	10,666,882	-	10,666,882
Target Retirement 2015 Trust	-	51,567,913	-	51,567,913
Target Retirement 2020 Trust	-	75,877,112	-	75,877,112
Target Retirement 2025 Trust	-	49,856,499	-	49,856,499
Target Retirement 2030 Trust	-	37,098,236	-	37,098,236
Target Retirement 2035 Trust	-	42,040,160	-	42,040,160
Target Retirement 2040 Trust	-	33,271,472	-	33,271,472
Target Retirement 2045 Trust	-	28,724,815	-	28,724,815
Target Retirement 2050 Trust	-	17,031,481	-	17,031,481
Target Retirement 2055 Trust	-	6,830,818	-	6,830,818
Target Retirement 2060 Trust	-	1,032,594	-	1,032,594
Total Target Retirement Trusts	-	371,123,924	-	371,123,924
Fixed Income Fund — Union Pacific Fixed Income Fund	-	405,855,909	-	405,855,909
Bond Fund — Total Bond Market Index	206,520,931	-	-	206,520,931
Money Market Fund — Prime Money Market Fund	57,309,295	-	-	57,309,295
Total Master Trust assets	$ 1,883,277,770	$ 1,656,361,311	$ -	$ 3,539,639,080

	December 31, 2013			
	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Common stock — employer stock funds	$ -	$ 646,672,941	$ -	$ 646,672,941
Domestic stock funds:				
500 Index Fund	398,984,176	-	-	398,984,176
U.S. Growth Index Fund	120,756,359	-	-	120,756,359
Morgan Growth Fund	28,623,976	-	-	28,623,976
Windsor Fund	17,931,614	-	-	17,931,614
Windsor II Fund	101,312,971	-	-	101,312,971
Small-Cap Index Fund	118,550,663	-	-	118,550,663
Mid-Cap Index Fund	126,384,858	-	-	126,384,858
Total Stock Market Index Fund	77,780,890	-	-	77,780,890
Total domestic stock funds	990,325,507	-	-	990,325,507
International stock fund — International Growth Fund	220,604,679	-	-	220,604,679
Balanced funds:				
Wellington Fund	333,907,915	-	-	333,907,915
Target Retirement Income Fund	16,279,689	-	-	16,279,689
Target Retirement 2010 Fund	10,912,627	-	-	10,912,627
Target Retirement 2015 Fund	51,923,808	-	-	51,923,808
Target Retirement 2020 Fund	68,558,812	-	-	68,558,812
Target Retirement 2025 Fund	40,767,587	-	-	40,767,587
Target Retirement 2030 Fund	29,909,960	-	-	29,909,960
Target Retirement 2035 Fund	32,408,680	-	-	32,408,680
Target Retirement 2040 Fund	26,456,037	-	-	26,456,037
Target Retirement 2045 Fund	22,417,464	-	-	22,417,464
Target Retirement 2050 Fund	12,684,833	-	-	12,684,833
Target Retirement 2055 Fund	3,671,436	-	-	3,671,436
Target Retirement 2060 Fund	305,073	-	-	305,073
Total balanced funds	650,203,921	-	-	650,203,921
Fixed Income Fund — Union Pacific Fixed Income Fund	-	443,576,875	-	443,576,875
Bond Fund — Total Bond Market Index	177,361,094	-	-	177,361,094
Money Market Fund — Prime Money Market Fund	62,041,898	-	-	62,041,898
Total Master Trust assets	$2,100,537,099	$1,090,249,816	$ -	$3,190,786,915

Transfers between Levels — The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. The Plan's policy is to recognize transfers between the levels at the actual date of the event.

The Plan evaluates the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended December 31, 2014 and 2013, there were no transfers in or out of Levels 1, 2, or 3.

4. MASTER TRUST

At December 31, 2014 and 2013, the Plan participated in a Master Trust with other retirement plans sponsored by the Corporation or its subsidiaries. The investment assets of the Master Trust are held at VFTC. Use of the Master Trust permits the commingling of the trust assets of a number of benefit plans of the Corporation and its subsidiaries for investment and administrative purposes. Although assets are commingled in the Master Trust, VFTC maintains supporting records for the purpose of allocating the net investment income (loss) of the investment accounts to the various participating plans. The investment valuation methods for investments held by the Master Trust are discussed in Note 3.

The Plan's interest in the Master Trust, as a percentage of net assets held by the Master Trust, as of December 31, 2014 and 2013, is presented in the following tables:

Master Trust	**2014**	**2013**
Investments at fair value as determined by quoted market price:		
Mutual funds	$ 2,197,092,399	$2,038,495,201
Money market fund	57,309,295	62,041,898
	2,254,401,694	2,100,537,099
Investments at estimated fair value:		
Employer stock funds	879,381,478	646,672,941
Guaranteed investment contracts	405,855,909	443,576,875
	1,285,237,387	1,090,249,816
Total investments at fair value	3,539,639,081	3,190,786,915
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(10,701,741)	(9,714,640)
Investments in Master Trust	$ 3,528,937,340	$3,181,072,275
Plan's portion of investments	$ 1,800,258,361	$1,614,500,788
Adjustment from contract value to fair value for fully-benefit responsive investment contracts	6,411,018	5,936,737
Plan's portion of investments before adjustment	$ 1,806,669,379	$1,620,437,525
Portion allocated to the Plan	51.01 %	50.75 %

Investment income (loss) for the Master Trust for the years ended December 31, 2014 and 2013, is as follows:

	2014	2013
Net appreciation (depreciation) in fair value of investments:		
Common stock — employer stock funds	$ 263,156,909	$ 166,312,918
Domestic stock funds:		
500 Index Fund	26,889,619	91,706,015
U.S. Growth Index Fund	14,614,733	28,657,278
Morgan Growth Fund	(311,945)	5,872,587
Windsor Fund	966,809	4,823,044
Windsor II Fund	1,679,837	19,762,771
Small-Cap Index Fund	6,811,132	29,880,882
Mid-Cap Index Fund	15,368,041	31,211,662
Institutional Index Fund	17,710,192	-
Total Stock Market Index Fund	8,217,059	17,697,105
Total domestic stock funds	91,945,477	229,611,344
International stock fund — International Growth Fund	(17,163,519)	37,184,428
Balanced funds:		
Wellington Fund	10,427,711	34,948,059
Target Retirement Income Fund	592,822	375,195
Target Retirement 2010 Fund	514,172	631,546
Target Retirement 2015 Fund	2,830,981	5,012,222
Target Retirement 2020 Fund	4,173,852	8,036,284
Target Retirement 2025 Fund	2,746,876	5,119,301
Target Retirement 2030 Fund	2,088,576	4,187,221
Target Retirement 2035 Fund	2,384,590	4,915,450
Target Retirement 2040 Fund	1,972,070	4,237,845
Target Retirement 2045 Fund	1,691,013	3,547,219
Target Retirement 2050 Fund	983,444	1,972,356
Target Retirement 2055 Fund	317,489	487,563
Target Retirement 2060 Fund	46,502	46,236
Total balanced funds	30,770,098	73,516,497

Target Retirement Trusts:		
Target Retirement Income Trust	182,829	-
Target Retirement 2010 Trust	88,111	-
Target Retirement 2015 Trust	490,369	-
Target Retirement 2020 Trust	783,463	-
Target Retirement 2025 Trust	424,360	-
Target Retirement 2030 Trust	242,778	-
Target Retirement 2035 Trust	167,822	-
Target Retirement 2040 Trust	83,725	-
Target Retirement 2045 Trust	65,574	-
Target Retirement 2050 Trust	36,885	-
Target Retirement 2055 Trust	23,103	-
Target Retirement 2060 Trust	316	-
Total Target Retirement Trusts	2,589,335	-
Bond fund — total bond market index fund	5,297,410	(9,655,119)
Total appreciation in fair value of investments	376,595,710	496,970,068
Interest and dividends	81,650,625	74,056,212
Total investment income of Master Trust	$ 458,246,335	$ 571,026,280
Plan's portion of Master Trust investment income	$ 243,180,207	$ 288,509,281

While the Plan participates in the Master Trust, each participant's account is allocated earnings (or losses) consistent with the performance of the funds in which the participant's account is invested. Therefore, the investment income (loss) of the Master Trust may not be allocated evenly among the plans participating in the Master Trust.

The Master Trust provides to participants a stable value investment option (the Union Pacific Fixed Income Fund) that includes traditional GICs and synthetic GICs. Traditional GICs are maintained in a general account by VFTC, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Synthetic GICs simulate the performance of a traditional GIC through an issuer's guarantee of a specific interest rate (a benefit-responsive wrapper contract) and a portfolio of financial instruments that are owned by the Master Trust. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0%. Such interest rates are reviewed on a quarterly basis for resetting. The crediting rate of these contracts will track current market yields on a trailing basis.

	2014	**2013**
Average yields:		
Based on annualized earnings	1.80 %	2.06%
Based on range of interest rate credited to participants	.71% - 3.23%	.92% - 3.43%

* Calculated by dividing the annualized earnings credited to the participants as of the last day of the plan year by the end of the plan year fair value.

The Plan's investments, which represented 5% or more of the Plan's net assets available for benefits as of December 31, 2014 and 2013, are as follows:

	2014	2013
500 Index Fund*	$ -	$ 173,905,952
Total Bond Market Index Fund	97,913,869	83,629,266
International Growth Fund	101,617,603	108,089,339
Wellington Fund	150,196,644	141,853,224
Institutional Index Fund**	190,889,922	-
Union Pacific Fixed Income Fund	236,722,278	265,138,614
Union Pacific Common Stock Fund	439,936,449	325,214,710

* Fund value for year ended December 31, 2014, did not represent 5% or more of the Plan's net assets available for benefits.

** Fund value for year ended December 31, 2013, did not represent 5% or more of the Plan's net assets available for benefits.

The Master Trust's investments, which represented 5% or more of the Master Trust's net assets as of December 31, 2014 and 2013, are as follows:

	2014	2013
500 Index Fund*	$ 4	$ 398,984,176
Total Bond Market Index Fund	206,520,931	177,361,094
International Growth Fund	207,560,793	220,604,679
Wellington Fund	349,518,635	333,907,915
Union Pacific Fixed Income Fund	395,154,170	443,576,875
Institutional Index Fund**	427,451,001	-
Union Pacific Common Stock Fund	879,381,478	646,672,941

* Fund value for year ended December 31, 2014, did not represent 5% or more of the Plan's net assets available for benefits.

** Fund value for year ended December 31, 2013, did not represent 5% or more of the Plan's net assets available for benefits.

5. FEDERAL INCOME TAX STATUS

The Plan obtained a tax determination letter dated September 18, 2013, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. Although the Plan has been amended since receiving the determination letter, the Company and Plan management believe that the Plan and related Master Trust are currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan and related Master Trust are no longer subject to income tax examinations for years prior to 2011.

6. PLAN TERMINATION

Although it has not expressed any intent to do so, the Corporation has the right under the Plan, at any time, to discontinue its contributions and to terminate the Plan subject to the provisions of ERISA. Regardless of such actions, the principal and income of the Plan remain for the exclusive benefit of the Plan's participants and beneficiaries. The Corporation may direct VFTC either to distribute the Plan's assets to the participants, or to continue the trust and distribute benefits as though the Plan had not been terminated.

7. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Master Trust investments include the Union Pacific Common Stock Fund which is invested in the common stock of the Corporation. The Corporation is the Plan sponsor and, therefore, these transactions qualify as party-in-interest transactions. At December 31, 2014 and 2013, the Plan's interest in the Master Trust's investment in the Union Pacific Common Stock Fund had a cost basis of $124,024,679 and $111,166,016, respectively. During the years ended December 31, 2014 and 2013, the Plan recorded dividend income of $7,730,635 and $6,499,018, respectively.

The Master Trust also invests in various funds managed by VFTC. VFTC is the trustee and recordkeeper as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

8. PROHIBITED TRANSACTIONS

In 2013 and 2014, there was inadvertent use of Plan assets by Union Pacific Railroad Company (the "Railroad"), a related party, due to administrative error which violated IRC Section 4975(c)(1)(B). Participant withholdings and loan repayments of $1,324 were not timely deposited with the Plan trustee. Therefore, the transactions constituted an extension of credit from the Plan to the Railroad. The Railroad repaid the withholdings and lost earnings in 2013, 2014, and 2015.

9. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2014 and 2013, is as follows:

	2014	2013
Net assets available for benefits per the financial statements	$1,816,844,334	$1,630,514,392
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	6,411,018	5,936,737
Deemed distributions of participant loans	(121,222)	(134,165)
Net assets available for benefits per the Form 5500 — at fair value	$1,823,134,130	$1,636,316,964

A reconciliation of changes in net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2014 and 2013, is as follows:

	2014	2013
Net increase in net assets at contract value	$ 186,329,942	$ 246,140,161
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	474,281	(7,893,855)
Change in deemed distributions of participant loans	12,943	66,347
Net increase in net assets per Form 5500 — at fair value	$ 186,817,166	$ 238,312,653

* * * * * *

SUPPLEMENTAL SCHEDULES

UNION PACIFIC CORPORATION THRIFT PLAN

Employer ID No: 13-2626465

Plan No: 004

FORM 5500, SCHEDULE H, PART IV, QUESTION 4a — SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

FOR THE YEAR ENDED DECEMBER 31, 2014

Participant Contributions Transferred Late to the Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected under VFCP and PTE 2002-51
Check here if late participant loan contributions are included √	$ -	$ 1,324.01	$ -	$ -

See accompanying Report of Independent Registered Public Accounting Firm.

UNION PACIFIC CORPORATION THRIFT PLAN

Employer ID No: 13-2626465

Plan No: 004

FORM 5500, SCHEDULE H, PART IV, LINE 4(i) — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2014

	Column B	Column C	Column E
	Identity of Issue or Borrower, Lessor, or Similar Party	Description of Investment Including Collateral, Rate of Interest, Maturity Date, Par, or Maturity Value	Current Value
*	Vanguard Growth Index Fund Inst	Registered Investment Company	64,402,511
*	Vanguard Institutional Index Fund Plus Shares	Registered Investment Company	190,889,922
*	Vanguard International Growth Fund Admiral Shares	Registered Investment Company	101,617,603
*	Vanguard Mid-Cap Index Fund: Institutional Plus Shares	Registered Investment Company	76,208,533
*	Vanguard Morgan Growth Fund Admiral Shares	Registered Investment Company	16,615,512
*	Vanguard Prime Money Market Fund Institutional Shares	Registered Investment Company	16,673,820
*	Vanguard Small-Cap Index Fund: Institutional Plus Shares	Registered Investment Company	63,124,391
*	Vanguard Total Bond Market Index Fund: Inst Plus Shares	Registered Investment Company	97,913,869
*	Vanguard Total Stock Market Index Fund: Inst Shares	Registered Investment Company	44,070,917
*	Vanguard Wellington Fund Admiral Shares	Registered Investment Company	150,196,644
*	Vanguard Windsor II Fund Admiral Shares	Registered Investment Company	55,607,101
*	Vanguard Target Retirement 2010 Trust I	Common / Collective Trust	4,729,627
*	Vanguard Target Retirement 2015 Trust I	Common / Collective Trust	25,686,779
*	Vanguard Target Retirement 2020 Trust I	Common / Collective Trust	36,799,982
*	Vanguard Target Retirement 2025 Trust I	Common / Collective Trust	25,682,366
*	Vanguard Target Retirement 2030 Trust I	Common / Collective Trust	17,718,851
*	Vanguard Target Retirement 2035 Trust I	Common / Collective Trust	19,162,202
*	Vanguard Target Retirement 2040 Trust I	Common / Collective Trust	15,761,603
*	Vanguard Target Retirement 2045 Trust I	Common / Collective Trust	16,967,588
*	Vanguard Target Retirement 2050 Trust I	Common / Collective Trust	12,741,035
*	Vanguard Target Retirement 2055 Trust I	Common / Collective Trust	5,774,191
*	Vanguard Target Retirement 2060 Trust I	Common / Collective Trust	364,575
*	Vanguard Target Retirement Income Trust I	Common / Collective Trust	9,604,114
*	Union Pacific Common Stock Fund	Company Stock Fund	439,936,449
*	Union Pacific TRASOP Stock Fd	Company Stock Fund	55,285,898
*	Participant loans	3.25% to 9.5%, maturity dates of 2015 to 2029	16,582,668
*	Union Pacific Fixed Income	Unallocated Insurance Contract	236,722,278
			1,816,841,029

* Represents a party in interest.
See accompanying Report of Independent Registered Public Accounting Firm.